UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 16)

Putnam Investment Grade Municipal Trust (PGM)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74605100

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 74605100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  984,393

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  984,393

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

984,393

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

4.86%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 16 ("Amendment No. 16") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3 is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 984,393 shares of PGM on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represent 4.86% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

As of the date above, the reporting person has ceased to be the beneficial owner of more than five percent of the outstanding common shares of PGM.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 984,393 shares, which represents 4.86% of the outstanding shares. George W. Karpus presently owns 46,446 shares purchased on July 6, 2005 at $9.64 (13,450 shares), July 7 at $9.67 (2,500 shares), July 8 and 13 at $9.65 (2,250 shares), July 18 at $9.66 (800 shares), December 5 and 8 at $9.35 (23,000), December 7 at $9.32 (2,600 shares), January 9, 2006 at $9.54 (4,000 shares), December 29, 2006 at $10.05 (3,800 shares), February 1, 2007 at $10.08 (3,000 shares), February 12, 2007 at $10.28 (5,000 shares), February 14, 2007 at $10.34 (3,900 shares) and on November 30, 2007 at $9.32 (380 shares). Mr. Karpus sold shares on July 5, 2006 at $9.34 (100 shares), September 15, 2006 at $9.65 (250 shares), September 18, 2006 at $9.63 (1,450 shares), September 19, 2006 at $9.68 (1,200 shares), September 20, 2006 at $9.66 (350 shares), September 21, 2006 at $9.70 (200 shares), September 22, 2006 at $9.72 (350 shares), October 10, 2006 at $9.79 (1050 shares), October 27, 2006 at $9.87 (100 shares), January 4, 2007 at $10.05 (10,000 shares), July 16, 2007 at $10.44 (21,134 shares), August 23, 2007 at $9.52 (550 shares), September 19, 2007 at $9.73 (50 shares), November 23, 2007 at $9.36 (1,200 shares) and on November 27, 2007 at $9.33 (250 shares). Jo Ann Van Degriff presently owns no shares. Ms. Van Degriff purchased on June 20, 2005 at $9.70 (540 shares), June 21 at $9.68 (720 shares), June 23 at $9.66 (200 shares), June 28 at $9.62 (400 shares), June 29 at $9.61 (85 shares), August 12 at $9.58 (1,000 shares), November 29 at $9.30 (620 shares), November 30 at $9.32 (150 shares), December 2 and 19 at $9.33 (700 shares), December 5 at $9.35 (50 shares), December 6 at $9.36 (50 shares), December 7 and 12 at $9.32 (750 shares), December 13 at $9.34 (150 shares), December 14 at $9.39 (140 shares), December 20 at $9.23 (100 shares), December 21 at $9.24 (100 shares), December 22 at $9.31 (100 shares), December 28 and 29 at $9.37 (520 shares) and January 9, 2006 at $9.54 (1,000 shares). Ms. Van Degriff sold shares on September 15, 2006 at $9.65 (50 shares), September 18, 2006 at $9.63 (200 shares), September 19, 2006 at $9.68 (550 shares), September 20, 2006 at $9.68 (150 shares), September 21, 2006 at $9.70 (100 shares), September 22, 2006 at $9.72 (150 shares), October 10, 2006 at $9.79 (150 shares), February 15, 2007 at $10.54 (100 shares), July 16, 2007 at $10.44 (1,808 shares), August 23, 2007 at $9.53 (50 shares), November 23, 2007 at $9.37 (100 shares), November 30, 2007 at $9.33 (3,967 shares). Karpus Management, Inc. presently owns 3,314 purchased on July 5 and 8, 2005 at $9.65 (100 shares), July 6 at $9.64 (300 shares), July 7 at $9.68 (50 shares), July 18 and 19 at $9.66 (250 shares), July 21 and 26 at $ 9.62 (100 shares), August 11 at $9.60 (150 shares), August 16 and 26 at $9.61 (200 shares), August 17, 25, and 29 at $9.62 (350 shares), August 18 and 30 at $9.63 (150 shares), August 31 at $9.66 (100 shares), September 28 at $9.53 (50 shares), October 18, 20, and 21 at $9.31 (300 shares), October 19 at $9.35 (150 shares), November 10 at $9.24 (250 shares), November 11 at $9.20 (400 shares), November 14 at $9.14 (350 shares), November 16 at $9.17 (100 shares), November 17 at $9.18 (100 shares), November 21 at $9.21 (50 shares), November 25 at $9.29 (100 shares), November 28 at $9.30 (400 shares), December 6 and 27 at $9.36 (900 shares), December 7 at $9.32 (150 shares), December 15 at $9.40 (50 shares), December 16 at $9.41 (250 shares), December 19 at $9.33 (800 shares), December 20 at $9.23 (100 shares), December 23 at $9.30 (100 shares), December 28 at $9.39 (250 shares), December 29 at $9.37 (180 shares), January 3, 2006 at $9.42 (60 shares), January 9, 2006 at $9.54 (50 shares) and January 12, 2006 at $9.55 (100 shares). KMI sold shares on February 24, 2006 at $9.83 (100 shares), February 28, 2006 at $9.85 (50 shares), February 15, 2007 at $10.55 (150 shares), July 16, 2007 at $10.44 (2,026 shares), August 23, 2007 at $9.53 (50 shares), October 25, 2007 at $9.61 (100 shares), October 26, 2007 at $9.55 (300 shares), October 29, 2007 at $9.56 (200 shares), November 5, 2007 at $9.62 (50 shares), November 14, 2007 at $9.27 (100 shares), November 23, 2007 at $9.39 (100 shares) and on January 18, 2008 at $9.73 (400 shares). Sophie Karpus presently owns 335 shares of PGM purchased on November 30, 2007 at $9.32. Karpus Investment Management Defined Benefit Plan presently owns 925 shares purchased on November 30, 2007 at $9.32. Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.49%. Urbana Partners, L.P. currently owns 7 shares. None of the other Principals of KIM currently own shares of PGM.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 11/30/2007  11,637   $9.32
 12/4/2007  (222)  $9.41
 12/5/2007  9,755   $9.44
 12/5/2007  (5,469)  $9.45
 12/10/2007  (400)  $9.50
 12/11/2007  (1,600)  $9.50
 12/19/2007  (5,159)  $9.37
 12/27/2007  (9,360)  $9.30
 12/28/2007  (1,390)  $9.40
 12/31/2007  (1,957)  $9.50
 1/8/2008  (1,400)  $9.83
 1/10/2008  (2,500)  $9.87
 1/14/2008  (100)  $9.96
 1/18/2008  (51,000)  $9.73
 1/25/2008  (278)  $9.78
 1/29/2008  (6,039)  $9.73
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   February 8, 2008